Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-180526) of Crown Castle International Corp. and the related Prospectus, and to the incorporation by reference therein of our report dated December 19, 2013, with respect to the Statement of Revenues and Certain Expenses of Tower Sites (a component of AT&T Inc.), comprising the operations of certain wireless communications towers owned by subsidiaries of AT&T Inc., for the year ended December 31, 2012, included in the Current Report on Form 8-K/A of Crown Castle International Corp. dated January 17, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Dallas, Texas
December 16, 2014